EZGO Technologies Ltd.

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

VIA EDGAR

December 21, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jeff Gordon

Re:	EZGO Technologies Ltd.
Amendment Nos. 1 and 2 to Registration Statement on Form F-1
Filed December 15 and 16, 2020
File No. 333-249687

Dear Mr. Gordon:

EZGO Technologies Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 18, 2020, regarding the Amendment Nos. 1 and 2 to Registration Statement on Form F-1 submitted to the Commission on December 15 and 16, 2020, respectively.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amendment No. 3 to registration statement on Form F-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Form F-1/A Filed December 15, 2020

General

1.	We note your Form F-1/A includes audited financial statements that are older than 12 months. Please be advised Item 8.A.4 of Form 20-F and the corresponding instructions indicate, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing; however, audited financial statements not older than 15 months may be permitted if a company is able to represent the following:

●	The company is not required to comply with the 12 month requirement for the age of financial statements in any other jurisdiction outside the United States; and

●	Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet both criteria above, please provide a representation from management that you meet these criteria and file that representation as an exhibit to your registration statement. If you do not meet both criteria or if your registration statement is not declared effective before 12/31/20, please provide updated audited financial statements and related disclosures.

Response: In response to the Staff’s comment, we have provided a representation under Item 8.A.4 of Form 20-F (the “Representation”) from management that we meet the above-referenced criteria and filed the Representation as Exhibit 99.5 to the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jianhui Ye
Jianhui Ye, Chief Executive Officer

cc: Richard I. Anslow, Esq.